Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Lantern Pharma Inc. on Form S-1 to be filed on or about January 14, 2021 of our report dated April 16, 2020, except for Note 11, which is May 11, 2020, and except for the effects of the Company’s reincorporation and completion of its’ IPO discussed in Note 12, as to which the date is December 14, 2020, on our audits of the consolidated financial statements as of December 31, 2019 and 2018 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

January 14, 2021